

Mail Stop 3561

August 10, 2016

Ryan Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Compass Group Diversified Holdings LLC
Sixty One Wilton Road, Second Floor
Westport, Connecticut 06880

> **Re: Compass Diversified Holdings**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34927**
>
> **Compass Group Diversified Holdings LLC**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-34926**

Dear Mr. Faulkingham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Our Businesses, page 86

1. Please expand your disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment level are due to volume of product or services

provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

2. Please quantify the impact of factors disclosed as materially impacting cost of sales and gross profit for each period presented at the segment level. For example, in the Liberty Safe segment, gross profit increased by 14.7% compared to 2014, which you state is attributable to favorable cost variances as a result of improved manufacturing efficiencies due to greater volume output and favorable material costs, and discounted sales process for import safes sold in 2014 that negatively impacted gross margins. Where material, please quantify the impact of these individual factors. Please refer to Items 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

3. We note that for certain segments, such as Manitoba Harvest and Clean Earth that were acquired recently, you present the results of operations on a pro forma basis for purposes of your MD&A discussion. Please tell us, and revise to disclose how you determined amounts presented for periods prior to the acquisition. For example, your disclosure on page 91 shows revenue of $40.5 million for Manitoba Harvest for the year ended December 31, 2015 but your disclosure in Note F to the financial statements reflects that $8.7 million of revenue from Manitoba Harvest is included in the income statement for the year ended December 31, 2015. Please revise to explain how the difference was calculated or determined.

Liquidity and Capital Resources, page 101

4. We note your disclosure on page 106 that the gains and losses incurred at the Company which is an LLC, are not tax deductible at the corporate level as those costs are passed through to the shareholders and that your 2015 effective tax rate is therefore increased as a result of the gain on sales of businesses. Please tell us which reconciling items were impacted by the gain on sales of businesses in 2015. In this regard, we note you had a significant increase in the line item titled "Expenses of Compass Group Diversified Holdings, LLC representing a pass through to shareholders." Please expand your disclosure to explain the nature of this reconciling item, including whether or not it is related to the gain on sale of businesses. In addition, please expand your disclosure to discuss all material factors impacting your effective tax rate for the periods presented including whether any of those factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Statement of Cash Flows, page F-8

5. We note that on the statement of cash flows for the year ended December 31, 2015, the net cash provided by investing activities – continuing operations appears to include the cash received for the sale of Camelbak and American Furniture, both of which are

presented as discontinued operations. Please revise to present this amount as net cash provided by investing activities – discontinued operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3377 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant